Exhibit 13

August 27, 2019

Board of Directors

Tallgrass Energy GP LLC

4200 W. 115th Street, Suite 350

Leawood, KS 66211-2609

Re:     Proposal to Acquire All Outstanding Publicly-Available Class A Shares of Tallgrass Energy

Gentlemen:

On behalf of Blackstone Infrastructure Partners, its partners and respective affiliates (collectively, the “Sponsors”), I am pleased to submit to you this proposal (the “Proposal”) pursuant to which certain affiliates of the Sponsors would acquire for cash all of the outstanding Class A Shares (“Class A Shares”) of Tallgrass Energy, LP (“Tallgrass”) not already owned by Sponsors (the “Transaction”), at a price of $19.50 per Class A Share, subject to the negotiation of satisfactory definitive agreements and the other matters described below.

As you are aware, the Sponsors own, in the aggregate, 23,652,463 Class A Shares and 100,655,121 Class B Shares of Tallgrass (“Class B Shares”), representing 44.2% of the total outstanding equity interests in Tallgrass as of July 31, 2019 (as reported by Tallgrass in its Quarterly Report on Form 10-Q filed with the SEC on July 31, 2019) and 100,655,121 units in Tallgrass Equity, LLC. In addition, the Sponsors own 100% of the non-economic general partner interests in Tallgrass through their wholly-owned subsidiary, Tallgrass Energy GP, the general partner of Tallgrass (“Tallgrass GP”).

Proposal

Our Proposal delivers certain and significant value and liquidity to Tallgrass’s shareholders. Specifically, the proposed consideration represents:

•	A 35.9% premium to the closing price of the Class A Shares on August 27, 2019; and

•	A 12.0% premium to the volume-weighted average price of the Class A Shares over the last 30 calendar days through August 27, 2019.

Structure and Closing Conditions

We expect that the Transaction would be structured as a merger, through which a Sponsors-controlled acquisition vehicle would merge into Tallgrass, with Tallgrass surviving the merger.

We expect the Transaction’s definitive agreements would contain terms customary for a transaction of this type, including a customary condition to closing related to obtaining the approval of holders of a majority of the Class A Shares and Class B Shares, voting together as a single class. We do not expect that the Transaction’s definitive agreements would contain a condition that the Sponsors obtain financing, and, instead, the Sponsors would deliver customary equity and debt commitment letters at signing in amounts sufficient to fund the aggregate cash consideration to consummate a Transaction.

Process

We anticipate that the Board of Directors of Tallgrass GP will form a Conflicts Committee comprised entirely of directors satisfying the independence requirements of Tallgrass’s partnership agreement, and delegate to the Conflicts Committee the authority to evaluate and negotiate the Proposal, including, for the avoidance of doubt, the authority to reject the Proposal. We also anticipate that the Conflicts Committee will engage independent legal and financial advisors selected by the Conflicts Committee to advise it in connection with evaluating this Proposal.

In anticipation of such a delegation, we want to advise you that we are interested only in acquiring Class A Shares of Tallgrass and are not interested in selling any of our equity interests in Tallgrass or pursuing other strategic alternatives involving Tallgrass.

We would welcome the opportunity to present the Proposal in more detail to the Conflicts Committee and its advisors as soon as possible.

Advisors

We have engaged Citi as our financial advisor and Vinson & Elkins as our legal advisor, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the Transaction as promptly as practicable.

Internal Approvals

This Proposal has been approved by Blackstone’s Investment Committee. Notwithstanding this approval, the entry into any definitive agreement is conditioned upon the negotiation of definitive financing commitments on acceptable terms, the satisfactory negotiation of definitive agreements and the approval of those agreements by the Sponsors’ respective investment committees or board of directors as well as by the Board of Directors of Tallgrass GP.

Disclosures

We expect to make appropriate amendments to the Sponsors’ Schedule 13D, as required under applicable securities laws, disclosing this Proposal promptly upon delivery.

Legal Effect

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction (including any agreement to commence or continue negotiations) shall be created until such time as mutually satisfactory definitive agreements have been executed and delivered.

The Sponsors are well positioned to negotiate and complete the Transaction, including obtaining any required financing, in an expeditious manner. If this Proposal is acceptable to the Conflicts Committee, the Sponsors are prepared to immediately negotiate definitive agreements in respect of the Transaction.

We look forward to receiving the Conflicts Committee’s response to this Proposal and working with you to complete a transaction that we believe is attractive to Tallgrass’s public shareholders.

Sincerely,

/s/ Wallace C. Henderson

Wallace C. Henderson
Senior Managing Director
Blackstone Infrastructure Advisors L.L.C.